Welwind Energy International Corporation
10-20172 113B Avenue
Maple Ridge, BC V2X 0Y9
CANADA

May 19, 2008

Ta Tanisha Meadows, Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington DC 20549

Re:          File No. 000-26673
SEC Comment letter dated May 15, 2008

Dear Ms. Meadows:

On behalf of Welwind Energy International Corporation (the “Company”), a Delaware corporation, please be advised that we have received and reviewed your letter of May 15, 2008 pertaining to the Company’s Form 8-K as filed with the Securities & Exchange Commission (the “Commission”) on May 14, 2008.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

Form 8-K

1.	We have considered your comment and amended our form 8-k accordingly.
2.	We have obtained the necessary exhibit and included same in our amended Form 8-k.

In connection with the Company’s responding to the comments set forth in the May 15, 2008 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and all related documents have also be filed via the EDGAR system.

Thank you for your courtesies. Please contact Luis Carrillo, Esq. at (619) 399-3102 with any questions.

Very truly yours,

/s/ Tammy Lynn McNabb

Tammy Lynn McNabb, Chief Executive Officer